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| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or type responses)
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1.  Name and Address of Reporting Person

                             Emerson Electric Co.
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        (Last)                      (First)                        (Middle)

                           8000 W. Florissant Avenue
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                                   (Street)

      St. Louis                      MO                              63136
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        (City)                     (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)               10/17/97
                                                                  --------------

3.  IRS or Social Security Number of Reporting Person (Voluntary)   43-0259330
                                                                  --------------

4.  Issuer Name and Ticker or Trading Symbol  Computational Systems,
                                              Incorporated--CSIN
                                             -----------------------------------

5.  Relationship of Reporting Person to Issuer (Check all applicable)

    [ ] Director    [ ] Officer             [X] 10% Owner    [ ] Other
                        (give title below)                       (specify below)


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6.  If Amendment, Date of Original (Month/Day/Year)
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7.  Individual or Joint/Group Filing (Check Applicable Line)

    [X] Form filed by One Reporting Person
    [ ] Form filed by More than One Reporting Person

             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
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

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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
  5(b)(v).
                                                               SEC 1473 (7-96)

FORM 3 (continued)

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
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
Stock Option (right to buy)      *        *           Common Stock      1,123,692       $29.65              D
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

Explanation of Responses: *On October 17, 1997, as an inducement to the Reporting Person's entering into an Agreement and Plan of Merger (the "Merger Agreement") with the Issuer, Mr. Ronald G. Canada, owner of approximately 22.2% of the outstanding shares of Common Stock of the Issuer, and the Reporting Person entered into a Stockholder Option Agreement pursuant to which Mr. Canada granted the Reporting Person (i) an option to purchase all of Mr. Canada's shares of Common Stock and (ii) a proxy to vote all of Mr. Canada's shares of Common Stock in favor of the proposed merger of the Issuer and a wholly-owned subsidiary of the Reporting Person and the Merger Agreement and against certain transactions that could impede consummation of the transactions contemplated by the Merger Agreement. The option only becomes exercisable upon termination of the Merger Agreement in certain circumstances and expires on the 31st business day after any such termination.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

                            /s/ Harley Smith                     10/24/97
                            -------------------------------  -----------------
                            **Signature of Reporting Person        Date

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.